SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.10)*

Endologix, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29266S106
(CUSIP Number)

Martin D. Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.            NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)     [x]
              (b)     [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
1,647,557

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
1,647,557

10.           SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,647,557

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)     [x]
              (b)     [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,471,341

9.           SOLE DISPOSITIVE POWER
0

10.         SHARED DISPOSITIVE POWER
                                2,471,341

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,471,341

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)     [x]
              (b)     [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.             CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8.           SHARED VOTING POWER
2,471,341

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
2,471,341

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,471,341

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of Endologix, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of June 28, 2011 and amends and supplements the Schedule 13D originally filed on April 7, 2006, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Elliott Working Capital                              $5,666,385

Elliott International Working Capital      $8,499,597

ITEM 5.                      Interest in Securities of the Issuer.

(a)           Elliott individually beneficially owns 1,647,557 shares of Common Stock, constituting 2.9% of all of the outstanding shares of Common Stock.  Elliott owns the 1,647,557 shares of Common Stock through a wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”).

Elliott International and EICA beneficially own an aggregate of 2,471,341 shares of Common Stock, constituting 4.4% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 4,118,898 shares of Common Stock constituting 7.3% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

ITEM 7. Material to be Filed as Exhibits.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 13, 2008 (previously filed)

Exhibit C – Letter from the Issuer to Elliott Associates dated May 21, 2009 (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 30, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. through its wholly-owned subsidiary, The Liverpool Limited Partnership, during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

28-Jun-2011	Common	(10,000)	$9.162600
28-Jun-2011	Common	(40,000)	$9.219100
28-Jun-2011	Common	(10,000)	$9.250000
27-Jun-2011	Common	(13,641)	$9.074200
24-Jun-2011	Common	(20,000)	$8.600000
24-Jun-2011	Common	(40,000)	$8.800000
24-Jun-2011	Common	(8,960)	$9.036500
24-Jun-2011	Common	(16,000)	$9.030000
24-Jun-2011	Common	(18,000)	$9.100000
24-Jun-2011	Common	(4,073)	$9.155700
24-Jun-2011	Common	(12,000)	$9.150000
24-Jun-2011	Common	(967)	$9.150200
23-Jun-2011	Common	(20,000)	$8.400000
23-Jun-2011	Common	(10,000)	$8.478300
21-Jun-2011	Common	(457)	$8.432100
20-Jun-2011	Common	(6,383)	$8.453700
16-Jun-2011	Common	(3,160)	$8.220000
14-Jun-2011	Common	400	$7.492000
13-Jun-2011	Common	6,840	$7.331300
10-Jun-2011	Common	13,160	$7.480100
02-Jun-2011	Common	287	$8.280000
01-Jun-2011	Common	(9,487)	$8.613500
31-May-2011	Common	(10,000)	$8.600000

The above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

28-Jun-2011	Common	(15,000)	$9.162600
28-Jun-2011	Common	(60,000)	$9.219100
28-Jun-2011	Common	(15,000)	$9.250000
27-Jun-2011	Common	(20,461)	$9.074200
24-Jun-2011	Common	(30,000)	$8.600000
24-Jun-2011	Common	(60,000)	$8.800000
24-Jun-2011	Common	(13,440)	$9.036500
24-Jun-2011	Common	(24,000)	$9.030000
24-Jun-2011	Common	(27,000)	$9.100000
24-Jun-2011	Common	(6,110)	$9.155700
24-Jun-2011	Common	(18,000)	$9.150000
24-Jun-2011	Common	(1,450)	$9.150200
23-Jun-2011	Common	(30,000)	$8.400000
23-Jun-2011	Common	(15,000)	$8.478300
21-Jun-2011	Common	(685)	$8.432100
20-Jun-2011	Common	(9,575)	$8.453700
16-Jun-2011	Common	(4,740)	$8.220000
14-Jun-2011	Common	600	$7.492000
13-Jun-2011	Common	10,260	$7.331300
10-Jun-2011	Common	19,740	$7.480100
02-Jun-2011	Common	430	$8.280000
01-Jun-2011	Common	(14,230)	$8.613500
31-May-2011	Common	(15,000)	$8.600000

The above transactions were effected on the open market.